345 Court Street, Coraopolis, PA 15108

June 27, 2016

BY EDGAR SUBMISSION

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Dick's Sporting Goods, Inc.
Form 10-K for Fiscal Year Ended January 30, 2016
Filed March 25, 2016
Form 8-K
Filed March 8, 2016
File No. 001-31463

Dear Ms. Thompson:

Enclosed please find our responses to the comments set forth in the letter dated May 27, 2016 from the Staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission"), with respect to the above-referenced documents. References to the "Company", "we", or "our" in this letter refer to Dick's Sporting Goods, Inc. and its consolidated subsidiaries. Fiscal years 2015, 2014 and 2013 ended on January 30, 2016, January 31, 2015 and February 1, 2014, respectively. References to "Form 10-K" refer to the Company's Annual Report on Form 10-K for the year ended January 30, 2016. This response letter has been filed on EDGAR.

All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff's letter. The Staff's comments are in bold and our responses and supplemental information are in regular type.

Form 10-K for the Fiscal Year Ended January 30, 2016

Business Strategy, page 4

1.
In future filings, please expand the discussion of your strategy of growing your private brands. Specifically, please disclose the percentage of sales attributable to private brands, both your own and those you license from third parties. Please tell us whether a material amount of your business is dependent upon one or more third party license(s) and, if so, disclose the material terms of the license agreement(s).

Securities and Exchange Commission
June 27, 2016

Response:

Our private brand strategy allows us to supplement the products of third party vendors we offer to our customers. Our private brand business primarily consists of merchandise branded by trademarks that we own. We also have entered into licensing agreements for the exclusive rights to use certain trademarks owned by third parties. We refer to trademarks we own or exclusively license as "private brands." Private brand merchandise comprised 10.9%, 10.6% and 11.8%, respectively, of total net sales for each of fiscal years 2015, 2014 and 2013.  In fiscal 2015, over 70% of private brand sales were sales of merchandise branded with trademarks we own.

We do not consider a material amount of our business to be dependent upon any single third party license because no single licensed brand represented more than 2% of our net sales during fiscal 2015, 2014 and 2013. Furthermore, we believe there are suitable substitute products (either private brand product or third-party product) that could replace any of our licensed brands.

In response to the Staff's comment, in future 10-K filings we will disclose the percentage of private brand merchandise sales to total net sales and enhance disclosure about our private brand strategy, substantially as follows, using the Form 10-K as an example (changes noted in bold and strikethrough):

Part I, ITEM 1. BUSINESS

Business Strategy

Private Brands. To provide differentiation in assortment when compared to our competitors, we ~~also~~ offer a wide variety of private brand~~s~~ products that are not available from other retailers. Our exclusive private brand offerings include brands that we own such as CALIA, DBX, Field & Stream, Fitness Gear, Lady Hagen, MAXFLI, Nishiki, Primed, Quest, Top-Flite and Walter Hagen, as well as brands that we exclusively license from third parties including adidas baseball, Reebok (performance apparel), Slazenger (golf and racquets) and Umbro (performance soccer equipment, footwear and apparel) ~~and products through exclusive licenses such as adidas baseball, CALIA, DBX, Field & Stream, Fitness Gear, Lady Hagen, MAXFLI, Nishiki, Primed, Quest, Reebok (performance apparel), Slazenger (golf and racquets), Top-Flite, Umbro (performance soccer equipment, footwear and apparel) and Walter Hagen~~. ~~Our private brands and other exclusive products offer our customers products that they cannot find anywhere else.~~ Our private brands ~~also~~ offer exceptional value and quality to our customers ~~at each price point and obtain~~, while also providing the Company with higher gross margins than we obtain on sales of comparable third-party branded products. We consider our overall private brand strategy to be a key area of opportunity to increase productivity in our stores, and have invested in a development and procurement staff to support our private brand business. In fiscal 2015, we continued to expand our private brand business with a focus on our CALIA line of women's athletic apparel. Private brand sales represented approximately 10% of the Company's consolidated net sales during fiscal 2015, 2014 and 2013.

Securities and Exchange Commission
June 27, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

2.
Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your indication in your most recent earnings call that consolidation in your marketplace is putting short-term pressure on your business. In future filings please discuss this trend and provide additional analysis concerning how this trend may impact the quality and variability of your earnings and cash flows. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please tell us what this disclosure will look like.

Response:

In response to the Staff's comment, we advise the Staff that in determining whether to disclose a known trend, we applied the guidance in SEC Release No. 33-8350, including assessing the materiality of the trend on our overall financial results, as well as such factors as market conditions and the long or short-term nature of such trends.

Based on these factors, we respectfully advise the Staff that we did not identify known trends or uncertainties that we believed had occurred or were likely to occur or that we believed would have a material favorable or unfavorable impact on our liquidity, capital resources or results of operations for the period ended January 30, 2016.

We experience various short-term pressures from time to time that could be the result of a variety of factors, such as weather, competition, consumer trends or preferences, economic conditions that affect consumer discretionary spending, and other factors that we describe further as part of the risks and uncertainties of our business in Item 1A. Risk Factors of our Form 10-K. Our results fluctuate during any one period and from period to period due to these factors and it is, therefore, difficult to predict or to identify any known trends. We assess these short-term pressures for materiality and inclusion in the Management's Discussion and Analysis of Financial Condition and Results of Operations, including assessing whether such pressure would be considered a material trend or uncertainty pursuant to the guidance in SEC Release No 33-8350. Absent the existence of any material impact that warrants specific comment, the Company's disclosures focus on material period-over-period changes in order to assist investors in understanding the Company's results of operations.

On our earnings call for the quarter ended April 30, 2016, we provided additional commentary about the short-term pressure on our business as a result of "going-out-of-business" and liquidation sales by sporting goods retailers who have recently entered Chapter 11 bankruptcy proceedings. "Going-out-of-business" and liquidation sales are short-term in nature (estimated to be approximately 90 days) and, in this case, are specific to recent Chapter 11 proceedings by two separate sporting goods retailers. The comments by our Chief Executive Officer on the earnings call describe the forward-looking directional impact of these short-term events on the Company's results due to the deep discounts and liquidation prices that will be offered to customers during the liquidation sales. We do not consider the short-term pressures on the Company's business due to liquidation sales to be a material trend or uncertainty. We will evaluate the impact that these "going-out-of business" and liquidation sales have on our future results and disclose any material impacts necessary to understand the period-to-period changes in the Company's results of operations.

Securities and Exchange Commission
June 27, 2016

We will continue to evaluate material trends on our business and will disclose any additional material known trends in future 10-Q and 10-K filings, as applicable.

3.
In future filings, please revise your disclosure to discuss your intentions with respect to new store openings. As a related matter, please also discuss anticipated capital expenditures associated with new store openings and the source(s) of such funds. Please tell us what this disclosure will look like.

Response:

With respect to its liquidity, the Company expects to fund its planned fiscal 2016 capital expenditures through cash flows generated by its operations, supplemented from time to time by short term borrowings under its Credit Agreement. The Company will continue to evaluate the source of funds necessary for its total planned capital expenditures, including those necessary to support its planned new store openings.

In response to the Staff's Comment #3, we will enhance our disclosures in future 10-Q and 10-K filings to further describe the factors that we expect to impact the Company's liquidity, substantially as follows, using the Form 10-K as an example (changes noted in bold and strikethrough):

Capital expenditures – We expect capital expenditures to be approximately $230 million on a net basis and approximately $420 million on a gross basis in fiscal 2016. Normal capital requirements primarily relate to the development of our omni-channel platform, including investments in new and existing ~~Dick's Sporting Goods~~ stores and eCommerce technology ~~investments~~. The Company also plans to invest in ~~its specialty store concepts and~~ continuously improv~~e~~ing its supply chain and corporate information technology infrastructure. We plan to open approximately 47 new stores in fiscal 2016. We expect our new stores, as well as investments in our existing stores, to represent the majority of our total capital expenditures during fiscal 2016. The Company has a capital appropriations committee that approves all capital expenditures in excess of certain amounts, and groups and prioritizes all capital projects among required, discretionary and strategic categories.

We will also enhance our disclosures in future 10-Q and 10-K filings to further describe the source of funds for our planned capital expenditures, substantially as follows, using the Form 10-K as an example (changes noted in bold and strikethrough):

The Company currently believes that cash flows generated by operations and funds available under its Credit Agreement will be sufficient to satisfy capital requirements, including planned capital expenditures, share repurchases and quarterly dividend payments to its stockholders through fiscal 2016. ~~Other investment opportunities, such as potential strategic acquisitions, share repurchases, investments or store expansion rates in excess of those presently planned, may require additional funding.~~ The Company may require additional funding should the Company pursue strategic acquisitions or undertake share repurchases, other investments or store expansion rates in excess of those presently planned.

Securities and Exchange Commission
June 27, 2016

Results of Operations

Fiscal 2015 (52 weeks) Compared to Fiscal 2014 (52 weeks), page 22

4.
We note your discussion of the decrease in consolidated annual same store sales at the bottom of page 22. Your current analysis of this decline in same store sales focuses on record setting warm weather during the second half of your fiscal year and its resulting negative impact on the sale of cold weather related categories. However, we note that your consolidated same store sales declined in each quarter of fiscal 2015 when compared to the comparable quarter of the prior year. Please tell us how you considered also discussing the factors that contributed to the slower rate of growth in same store sales during the first half of your fiscal year, and particularly your second quarter, to provide a complete picture of your performance during fiscal 2015. Also tell us how you considered whether the underlying factors that caused each quarter of fiscal 2015 to have lower same store sales growth than the comparable quarter of the prior year represent a larger ongoing trend that should be disclosed to your investors or present uncertainty about your performance in fiscal 2016 that should be disclosed to your investors. We note this trend continued in the first quarter of fiscal 2016, which saw lower same store sales growth than the first quarter of fiscal 2015. Refer to Item 303(A)(3)(ii) of Regulation S-K and Section III.B.3 of our Release No. 33-8350.

Response:

The Company does not review "rate of growth" in comparable same store sales, and "rate of growth" in comparable same stores sales is not a performance indicator used by management in managing the business to analyze the Company's financial condition or operating performance or to identify trends or uncertainties that may impact the business.

Rather, comparable same store sales is the key performance indicator used by senior management to monitor the Company's performance. The Company monitors comparable same store sales on a continual basis and management makes decisions impacting revenues and expenses based on comparable same stores sales and the other key indicators of the Company's performance as discussed in the "Overview" section of the Company's fiscal 2015 Form 10-K on page 20.

We assess comparable same store sales for materiality and inclusion in the Management's Discussion and Analysis of Financial Condition and Results of Operations, including assessing whether any particular factors had a material effect on same store sales or whether there is a material trend or uncertainty pursuant to the guidance in SEC Release No 33-8350. Based on our evaluation of same store sales trends throughout fiscal 2015, we respectfully advise the Staff that we identified, and disclosed in the 10-K, that the record-setting warm winter in fiscal 2015 had a material impact on our same store sales, but fiscal 2015 same store sales did not indicate any known trends or uncertainties that we believed had occurred or were likely to occur or that we believed would have a material favorable or unfavorable impact on our liquidity, capital resources or results of operations for the period ended January 30, 2016 and April 30, 2016.

Securities and Exchange Commission
June 27, 2016

Item 8. Financial Statement and Supplementary Data

Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page 45

5.
We note your disclosure that you will recognize revenue from eCommerce sales upon shipment of merchandise. Please tell us why you believe the earnings process is complete and revenue recognition is appropriate upon shipment of the product rather than upon delivery. Your response should specifically address the point at which title to the product and/or service and all risks of ownership, including risk of loss, pass to the customer. Please refer to SAB Topic 13.

Response:

Our eCommerce terms of use indicate that title and risk of loss passes to the customer when the Company ships merchandise to its customers. However, the Company's business practice is to provide the customer with replacement product if the merchandise is damaged or lost during the shipping process. Despite this business practice, the Company recognizes these sales upon shipment due to system limitations on the ability to capture the required evidence of delivery needed to defer the recognition of revenue. We have considered the system changes that would be required to record sales upon delivery and believe that such changes would be complex and require a substantial investment of time and resources. Moreover, we believe the cost required to make the system changes would exceed the benefit, as the difference is immaterial to our consolidated financial statements. On average, our eCommerce orders are delivered in three days. Had we recognized eCommerce sales based upon our estimated three day lag between shipment date and delivery date, fiscal 2015 net sales would have increased by less than $1 million. We believe this amount is immaterial to our consolidated financial statements. We will monitor our revenue recognition practice regarding delivery sales to ensure that the impact of this practice is not material to the consolidated financial statements. In the event that this practice results in a material amount, the Company would implement a change in our revenue recognition accounting policy to recognize revenue upon delivery.

7. Debt, page 50

6.
We note that your $1 billion senior secured revolving credit agreement restricts your ability to pay distributions on capital stock. Please explain to us in reasonable detail how this credit agreement defines distributions, and explain to us whether this applies to your payment of quarterly dividends. Also tell us how you considered the applicability of the disclosure requirements of Rule 4-08(e) of Regulation S-X and Schedule I as described in Rule 5-04 of Regulation S-X.

Response:

The Company's Amended and Restated Credit Agreement dated August 12, 2015 (the "Credit Agreement") includes a negative covenant that restricts the Company's ability to make certain distributions defined as "Restricted Payments." "Restricted Payments" is specifically defined as "any dividend or other distribution (whether in cash, securities or other property) with respect to any capital

Securities and Exchange Commission
June 27, 2016

stock or other Equity Interest of any Person or any of its Subsidiaries, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such capital stock or other Equity Interest, or on account of any return of capital to such Person's stockholders, partners or members (or the equivalent of any thereof), or any option, warrant or other right to acquire any such dividend or other distribution or payment. Without limiting the foregoing, ‘Restricted Payments' with respect to any Person shall also include all payments made by such Person with any proceeds of a dissolution or liquidation of such Person."

The Company's quarterly dividend constitutes a "Restricted Payment" under the Credit Agreement. However, the Credit Agreement permits the Company to pay quarterly dividends pursuant to Section 7.06 of the Credit Agreement without the consent of the agent and/or lenders so long as there is no "Specified Default" and either: (1) the Company has availability of 20% of its loan cap ($1 billion, as adjusted pursuant to the Credit Agreement) or (2) aggregate dividends during any fiscal year do not exceed $135 million. A "Specified Default" is a narrow term that is only triggered in extreme adverse circumstances. As such, but for limited circumstances, the Company may pay its quarterly dividends.

In fiscal 2015, the Company paid an aggregate of $64.7 million in quarterly dividends. The Company does not reasonably expect the negative covenant on Restricted Payments to impede its ability to pay quarterly dividends for the term of the Credit Agreement.

We will revise our disclosure in future 10-K filings to clarify the Company's ability to pay its quarterly dividends, substantially as follows, using the Company's Note 7 to the Consolidated Financial Statements from its fiscal 2015 Form 10-K on page 50 as an example (changes noted in bold or strikethrough):

The Credit Agreement contains a covenant that requires the Company to maintain a minimum adjusted availability of 7.5% of its borrowing base. The Credit Agreement also contains certain covenants that could within specific predefined circumstances limit the ~~ability of the~~ Company's ability to, among other things: incur or guarantee additional indebtedness; pay distributions on, redeem or repurchase capital stock; ~~or~~ redeem or repurchase subordinated debt; make certain investments; sell assets; and consolidate, merge or transfer all or substantially all of the Company's assets. Other than in certain limited conditions, the Company is permitted to pay dividends and repurchase shares pursuant to its stock repurchase program. ~~In addition, the Credit Agreement contains a covenant that requires the Company to maintain a minimum adjusted availability of 7.5% of its borrowing base.~~ As of January 30, 2016, the Company was in compliance with the terms of the Credit Agreement.

Based upon the aforementioned facts and nature of restrictions on dividend payments, the Company does not believe that the guidance within Rule 4-08(e) of Regulation S-X and Schedule I as described within Rule 5-04 of Regulation S-X was applicable to the Company during fiscal 2015. The Company will continue to monitor the applicability of this guidance. Should restrictions become a meaningful and material factor in the Company's ability to pay quarterly dividends, the Company will disclose the substantive details of the respective restrictions.

Securities and Exchange Commission
June 27, 2016

Schedule II. Valuation and Qualifying Accounts, page 64

7.
We note that charges to your inventory reserve decreased in fiscal 2015 as compared to fiscal 2014. We also note that your inventory balance increased in fiscal 2015 and you had declining sales in cold-weather categories that caused you to experience a decline in same store sales during the second half of 2015. Please tell us in reasonable detail how you reasonably determined that the inventory reserve amount as of December 31, 2015 was adequate. Also apply this comment to your inventory reserve amount as of April 30, 2016.

Response:

The Company values inventory using the lower of weighted average cost or market method. Market price is generally based on the selling price expectations of the merchandise. The Company regularly reviews inventories to determine if the carrying value of the inventory exceeds market value and the Company records a reserve to reduce the carrying value to its market price, as necessary.

Total inventories as of January 30, 2016 increased by $136.4 million or 9.8% compared to January 31, 2015. As part of its inventory valuation procedures as of January 30, 2016, the Company evaluated the merchandise categories that contributed to the increase in total inventories. The Company also reviewed sales performance by merchandise categories to review for business trends that may have indicated a higher risk for slow moving or obsolete merchandise inventories. As part of that review, the Company determined that approximately $90 million of the increase in total inventories related to cold-weather merchandise which includes jackets, fleece, cold-weather compression, boots and accessories. Comparable same store sales in these categories were substantially down due to the record-setting warm weather across the majority of our markets during the third and fourth quarters of fiscal 2015.

In order to manage the inventory of this cold-weather merchandise, subsequent to the end of fiscal 2015, the Company finalized negotiations to return merchandise to numerous cold-weather merchandise vendors and completed the return of the merchandise to those vendors during the quarter ended April 30, 2016. The Company did not provide any concessions to its vendors to return this merchandise. Approximately $45 million of the cold-weather merchandise was returned to vendors.

The Company determined that the remaining $45 million of cold-weather merchandise represented merchandise that did not carry end of life or fashion risk (i.e. base layer products, gloves and ski pants in basic colors). The Company has packed away this merchandise for sale during the 2016 winter season and believes that its market value exceeds its cost. The Company continued to carry the pack away merchandise through the end of its quarter ended April 30, 2016 and will continue to do so until the 2016 winter season.

With the exception of the cold-weather merchandise inventory described above, the increase in the Company's total inventories as of January 30, 2016 compared to last year trended consistently with the sales increase during the fourth quarter. We note that, excluding the $90 million of cold-weather merchandise, inventories as of January 30, 2016 increased $46.4 million, or 3.3% compared to January 31, 2015, while total net sales for the same period increased 3.7%.

The Company conducted a full review of the valuation of its inventory as of January 30, 2016 and April 30, 2016 and believes its inventory reserves were adequate as of both reporting dates.

Securities and Exchange Commission
June 27, 2016

Form 8-K Filed March 8, 2016

8.
Please refer to the press release furnished under Item 2.02 of Form 8-K. On the second page of your press release, your discussion of your balance sheet states that you are comfortable with current inventory levels, given planned growth and merchandise that will be returned to vendors. Please explain to us in more detail your reference to merchandise that will be returned to vendors. If this relates to damaged or defective merchandise, please explain to us in more detail why damaged or defective merchandise awaiting return to vendors increased in fiscal 2015 such that it would explain your higher inventory levels. If this reference to merchandise that will be returned to vendors is referring to returns for reasons other than damage or defection, please explain to us in detail the return policies of your vendors, how the vendor return policies impact when you record or remove inventory from your balance sheet, and how you have disclosed the existence and impact of these vendor return policies to your investors in your Form 10-K.

Response:

The merchandise returns referenced by the Company in its press release related to cold-weather merchandise (i.e. jackets, fleece, cold-weather compression, boots and accessories) that was first quality, saleable merchandise. The Company maintains strong relationships with its merchandise vendors that enable the Company to negotiate the return of first quality merchandise based on the particular circumstances at the time.

The Company continues to carry inventory that will be returned to the vendor until the terms and conditions of the return are fully negotiated and the risk of loss of the merchandise passes back to the vendor. The risk of loss passes to the vendor based on the shipping terms. In the case of the cold-weather merchandise described in more detail in our response to Question 7, the Company did not complete the terms and conditions for the negotiated merchandise returns nor did it begin to remove the merchandise from its store locations to physically return the merchandise to its vendors until after the end of its fiscal year ended January 30, 2016. This merchandise, therefore, was included in inventory on the Company's consolidated balance sheet as of January 30, 2016.

The cold-weather merchandise returns described above were negotiated with our vendors. The Company's formalized vendor return policies only address situations involving those customary returns necessitated by damaged or defective merchandise. As a result, we did not believe that disclosure of our vendor return policies was material to the reader's understanding of our financial statements.

Securities and Exchange Commission
June 27, 2016

The Company hereby acknowledges the following:

(i)	The Company is responsible for the adequacy and accuracy of the disclosures in the filings; and

(ii)	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact Ami Galani, Vice President, Associate General Counsel & Assistant Corporate Secretary at (724) 273-4240 or ami.galani@dcsg.com.

Sincerely,
/s/ TERI L. LIST-STOLL
Executive Vice President – Chief Financial Officer

cc: Edward W. Stack